File No. 333-44677
                                                                  Rule 424(b)(3)

                             Key Energy Group, Inc.

                 Supplement to Prospectus dated February 6, 1998


Lehman Brothers Inc. as Selling Securityholder is hereby offering for resale $1,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Group, Inc., a Maryland corporation (the "Company"). The Notes are being offered by, and are being sold through, Lehman Brothers Inc. at a price of $825,000; no commissions or discounts will be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.

Lehman Brothers Inc. acted as co-manager in the Company's private placement of the Notes in September, 1997









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             The date of this Prospectus Supplement is June 18, 1998